

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2023

Jason P. Wells
Chairman, President and Chief Executive Officer
CenterPoint Energy Resources Corp.
1111 Louisiana Street
Houston, Texas 77002

      Re: CenterPoint Energy Resources Corp.
           Registration Statement on Form S-4
           Filed June 23, 2023
           File No. 333-272907

Dear Jason P. Wells:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Purcell, Staff Attorney at 202-551-5351 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Energy & Transportation

cc: Clinton Rancher